
November 6, 2012

Via E-mail
Mr. Dale E. Williams
Executive Vice President and Chief Financial Officer
Tempur-Pedic International Inc.
1000 Tempur Way
Lexington, KY 40511

> **Re: Tempur-Pedic International Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed January 30, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed October 30, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2012**
> **File No. 1-31922**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27

1. We note that your discussions of international net sales for all periods presented make reference to fluctuations on a constant currency basis. While we understand that the presentation of international sales on a constant currency basis may be helpful to investors, these measures are considered non-GAAP measures under Item 10(e) of Regulation S-K. Please consider supplementing your discussion by presenting the historical amounts along with the amounts in constant currency and describing your basis of presentation and process for calculating the

constant currency amounts. Please show us supplementally how you will revise your future filings accordingly. Please refer to Question 104.06 of our Compliance Disclosure and Interpretations for Non-GAAP Measures which can be found on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of North American gross profit, you indicate that improvements in gross profit were primarily driven by "improved efficiencies in manufacturing and distribution, favorable mix and fixed cost leverage related to higher volumes". You also indicate that these factors were partially offset by "higher commodity costs and floor model discounts related to new product launches". Using your MD&A for 2011 compared to 2010 as an example, please show us how will revise your future filings to provide greater quantification of each of the factors that contributed to your material fluctuations. For example, we expect that you may be able to specifically quantify the extent to which your sales volume in a particular region improved. We also expect that you may be able to better quantify changes in commodity costs and floor model discounts in your reportable segments during a particular period. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

3. As a related matter, we noted that in your third quarter 2012 earnings call on October 23, 2012, that there was a focus on sales growth and advertising costs for specific product models, particularly for new product launches and the exiting of other product models. Please tell us how you considered enhancing your segment MD&A in future filings to provide more transparency into the products launched and exited each period and describing the impact that those product changes had on your operating results.

4. In the last paragraph on page 29, you indicate that each segment's gross profit margin is impacted by a royalty paid by the North American segment to the International segment. Please show us how you will revise your future filings to quantify how this royalty payment impacted each segment's revenues, cost of sales, gross profit and/or gross margin in each period presented.

5. Please show us how you will revise your future filings to explain in greater detail how your gross profit margin is impacted by the geographic mix between segments.

Consolidated Financial Statements, page F-1

(15) Business Segment Information, page F-29

6. Please show us how you will revise your future filings to disclose what the line item "inter-segment eliminations" represents and disclose why the sum of your North American and International segment assets before eliminations exceeds total assets on a consolidated basis. Please refer to ASC 280-10-50-29(c), ASC 280-10-50-30(c) and ASC 280-10-50-31.

7. We note your discussion on page 29 of royalties paid by your North American segment to your International segment. Please show us how you will revise your future filings to address the following:

    - Provide the disclosures required by ASC 280-10-50-29(a) and (b) as well as ASC 280-10-50-30(b) regarding all inter-segment transactions, including the royalty transactions;
    - Indicate, if true, that the inter-segment sales for the International segment shown on page F-30 include the royalty payments from the North American segment;
    - Describe the extent to which the gross profit for each segment is positively or negatively impacted in each period as a result of the inter-segment royalties and other transactions; and
    - Explain the nature and effect of any asymmetrical allocations to segments, as described in ASC 280-10-50-29(e).

Form 10-Q for the Period Ended September 30, 2012

General

8. Please address the above comments in your interim filings as well.

Item 1. Financial Statements, page 4

Note 11 – Income Taxes, page 21

9. On page 32 of your June 30, 2012 Form 10-Q filed on July 30, 2012, you indicated that your current plans did not demonstrate a need to repatriate cash held by your foreign subsidiaries. However, you disclose on page 21 that you recognized $42 million of income tax provisions for the repatriation of foreign earnings during the third quarter of 2012 which appears to be related to the proposed Sealy acquisition. Please address the following:

    - Describe when you first began considering a strategic acquisition of Sealy or any other company for which you would require repatriation of undistributed foreign earnings to fund the transaction; and
    - Tell us how you believe that you complied with ASC 740-30-25-17 as of December 31, 2011 and each 2012 interim period to date. In particular, please describe the specific plans you had as of each of these dates for the reinvestment of the undistributed foreign earnings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 27

Three Months Ended September 30, 2012 Compared With Three Months Ended September 30, 2011, page 28

10. Please show us how you will revise your future filings to explain the extent to which you expect to continue offering increased promotional discounts in order to address increased competition

and aggressive marketing by your competitors in the U.S. and how this is expected to impact your operating results in future periods. Please also show us how you will revise your future filings to more fully explain what is meant by your statement on page 28 that you have "undertaken several initiatives to stabilize North America". The only item you appear to mention specifically is related to product innovation and it is unclear how this represents a new initiative for your business.

Item IA. Risk Factors, page 41

11. On page 10 of your December 31, 2011 Form 10-K, you disclosed that the total tax assessment from the Danish Tax Authority was $103.1 million and that an adverse decision could reduce or impair your liquidity and profitability. We also note from those disclosures that the U.S. and Danish authorities met several times since 2011, most recently in September 2012, to discuss the Company's Bilateral APA. We note that you now disclose that the total tax assessment is $144.3 million as of September 30, 2012. Please address the following:
   - Describe any additional information and/or status updates you received regarding this matter since the fourth quarter 2011 meeting between the U.S. and Danish authorities;
   - Explain in detail why the amount of the assessment increased by $41.2 million from December 31, 2011 to September 30, 2012;
   - Explain why you are unable to make an estimate regarding any reasonably possible changes to the amount of unrecognized tax benefits; and
   - Tell us if you still believe that an adverse decision could reduce or impair your liquidity and profitability. If so, please revise your future filing disclosures accordingly.

Definitive Proxy Statement on Schedule 14A

2011 Annual Incentive Performance Achievement, page 24

12. In the first and third paragraphs of your disclosure on page 25, you state that the compensation committee may exercise its discretion to include or exclude extraordinary items among other things, in calculating the Corporate Net Sales/EPS and divisional goal component payouts. In future filings disclose whether, and how, the compensation committee exercised its discretion in determining the 2011 Results, identifying also the specific items being included or excluded in the calculations. Please address this comment also with respect to compensation committee's ability to exercise negative discretion in assessing CEO's performance. Refer to Items 402(b)(2)(vi) and (viii) of Regulation S-K.

Achievement of Individuals Goals for 2011, page 26

13. Your tabular disclosure identifies a threshold performance level for each financial objective relating to the 2011 Performance Goals. In future filings please disclose the purpose of the threshold performance level and describe the relationship between it and the target level.

Mr. Dale E. Williams
Tempur-Pedic International Inc.
November 6, 2012
Page 5

14. Please disclose in future filings the compensation committee's determination as to whether the individual goals for 2011 were achieved, and what the actual level of achievement for each NEO was.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: Bhaskar Rao, Chief Accounting Officer (Via E-mail)